Exhibit 99.1

Jeffs’ Brands Announces Corporate Rebranding: From Marketplace to Tech Powerhouse

Company plans to shift its strategic focus from e-commerce to homeland security and advanced technologies

Proposed pending name change to Nexera Technologies Ltd to reflect its future strategic focus

Tel Aviv, Israel, Dec. 23, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced a corporate rebranding to reflect its intended strategic focus on homeland security and advanced technologies. At the heart of this rebranding is the intention to change the Company’s name to “Nexera Technologies Ltd”, subject to the receipt of the necessary approvals.

The rebranding follows a comprehensive strategic process initiated by the board of directors, including:

●	Entering the homeland security market through the Company’s wholly owned subsidiary, KeepZone AI Inc. (“KeepZone”). As previously announced, on December 5, 2025, KeepZone entered into a definitive distribution agreement with Scanary Ltd. (“Scanary”), an Israeli deep-tech developer of 3D imaging and electromagnetic, AI-powered threat detection, for the distribution of Scanary’s homeland security screening systems in several markets.

●	The completion of the sale of Fort Products Limited (“Fort Products”) on July 7, 2025, a United Kingdom-based private company specializing in selling a range of amateur and professional products for the pest control and remedial repair industry, to Fort Technology Inc. (formerly known as Impact Acquisitions Corp.) (“Fort Technology”), a company listed on the TSX Venture Exchange, in exchange for a controlling equity interest in Fort Technology.

●	Appointing new members to the senior management team to lead the Company in its new strategic direction, as previously announced:

o	Mr. Eli Zamir, an accomplished capital markets and experienced M&A professional, as Chief Executive Officer of Jeffs’ Brands, effective as of August 1, 2025.

o	Mr. Alon Dayan, an experienced security professional as Chief Executive Officer of KeepZone, effective as of December 8, 2025.

Since its initial announcement of its entry into the AI-driven homeland security solutions market, Jeffs’ Brands has rapidly advanced KeepZone through a series of strategic developments. Key developments include expansions of the exclusive distribution agreement with Scanary to additional territories, a new exclusive distribution deal with Zorronet Ltd. for its autonomous unmanned robotic control room technology, targeting stadiums in Mexico and Israel (and with non-exclusive rights in Spain and the U.S.) and a successful live pilot demonstrating checkpoint-free weapon screening at a high-profile event. These developments position KeepZone to seek to deliver multi-layered security ecosystems for high-traffic venues and critical infrastructure, marking a significant shift from the Company’s e-commerce roots.

The change of the Company’s name to Nexera Technologies Ltd remains subject to shareholder approval and the approval of the Israeli Registrar of Companies.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company with e-commerce activities operating on the Amazon Marketplace that has recently expanded into the global homeland security sector and advanced technologies, through its wholly-owned subsidiary, KeepZone AI Inc. Following a definitive distribution agreement with Scanary Ltd., entered into in December 2025, Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing its intended shift in its strategic focus, the planned rebranding and proposed name change which is subject to the approval of the Company’s shareholders and the approval of the Israeli Registrar of Companies, its expansion into AI-driven homeland security solutions through KeepZone, the execution and expected impact of strategic distribution and commercial agreements, and its anticipated future growth and positioning. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to successfully execute its strategic transition, including meeting its expectations regarding revenue growth, customer adoption and the demand for homeland security and advanced technology solutions; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com